UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 4)*

                              Hexcel Corporation
------------------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock (Par Value $0.01 Per Share)
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 428290 10 0
------------------------------------------------------------------------------
                                (CUSIP Number)


         Robert C. Schwenkel, Esq.               Ben I. Adler, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP    Goldman, Sachs & Co.
             One New York Plaza                  One New York Plaza
             New York, NY 10004                  New York, NY 10004
               (212) 859-8000                      (212) 902-1000
------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                             and Communications)

                             December 20, 2004
------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 428290 10 0                                            Page 2 of 46

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             THE GOLDMAN SACHS GROUP, INC.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF, OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

                 7     SOLE VOTING POWER
   NUMBER OF
                             38,668
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 22,206,176

                 9     SOLE DISPOSITIVE POWER
      EACH
                             38,668
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   22,206,176

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             22,244,844*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             32.2%**

14     TYPE OF REPORTING PERSON

             HC-CO


* This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by The Goldman Sachs Group, Inc. ("GS Group") which are issuable upon (i) the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company at a conversion price of $3.00 per share and (ii) the exercise of options granted by the Company which are currently exercisable and held for the benefit of GS Group.
** This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Group. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon (i) the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company or (ii) the exercise of options granted by the Company which are currently exercisable or that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than GS Group. This percentage would equal 24.6% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0                                            Page 3 of 46

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Goldman, Sachs & Co.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF, WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |X|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             New York

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 22,206,176

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   22,206,176

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             22,206,176*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             32.2%**

14     TYPE OF REPORTING PERSON

             BD-PN-IA

* This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by Goldman, Sachs & Co. ("Goldman Sachs") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B
Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
** This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Goldman Sachs. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon (i) the conversion of shares of Series A Convertible
Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company or (ii) the exercise of options granted by the Company which are currently exercisable or that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than Goldman Sachs. This percentage would equal 24.6% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0                                            Page 4 of 46

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GS Advisors 2000, L.L.C.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 17,242,243

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   17,242,243

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             17,242,243*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             26.6%**

14     TYPE OF REPORTING PERSON

             OO

* This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by GS Advisors 2000, L.L.C. ("GS Advisors") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
** This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Advisors. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon (i) the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company or (ii) the exercise of options granted by the Company which are currently exercisable or that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than GS Advisors. This percentage would equal 19.1% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0                                            Page 5 of 46

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Goldman, Sachs & Co. oHG

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Germany

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 528,610

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   528,610

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             528,610*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.0%**

14     TYPE OF REPORTING PERSON

             PN

* This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by Goldman, Sachs & Co. oHG ("GS oHG") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
** This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS oHG. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon (i) the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company or (ii) the exercise of options granted by the Company which are currently exercisable or that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than GS oHG. This percentage would equal 0.6% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0                                            Page 6 of 46

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Goldman, Sachs Management GP GmbH

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             GERMANY

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 528,610

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   528,610

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             528,610*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.0%**

14     TYPE OF REPORTING PERSON

             CO

* This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by Goldman, Sachs Management GP GmbH ("GS GmbH") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
** This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS GmbH. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon (i) the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company or (ii) the exercise of options granted by the Company which are currently exercisable or that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than GS GmbH. This percentage would equal 0.6% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0                                            Page 7 of 46

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GS Employee Funds 2000 GP, L.L.C.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 4,018,274

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   4,018,274

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,018,274*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.5%**

14     TYPE OF REPORTING PERSON

             OO


* This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by GS Employee Funds 2000 GP, L.L.C. ("GS Employee 2000") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
** This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Employee 2000. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon (i) the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company or (ii) the exercise of options granted by the Company which are currently exercisable or that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than GS Employee 2000. This percentage would equal 4.5% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0                                            Page 8 of 46

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Stone Street 2000, L.L.C.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 416,949

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   416,949

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             416,949*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.8%**

14     TYPE OF REPORTING PERSON

             OO


* This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by Stone Street 2000, L.L.C. ("Stone 2000") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
** This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Stone 2000. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon (i) the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company or (ii) the exercise of options granted by the Company which are currently exercisable or that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than Stone 2000. This percentage would equal 0.5% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0                                            Page 9 of 46

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GS Capital Partners 2000, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 12,646,857

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   12,646,857

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             12,646,857*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.7%**

14     TYPE OF REPORTING PERSON

             PN

* This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by GS Capital Partners 2000, L.P. ("GS Capital") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
** This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Capital. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon (i) the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company or (ii) the exercise of options granted by the Company which are currently exercisable or that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than GS Capital. This percentage would equal 14.0% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0                                            Page 10 of 46

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GS Capital Partners 2000 Offshore, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 4,595,386

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   4,595,386

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,595,386*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.5%**

14     TYPE OF REPORTING PERSON

             PN

* This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by GS Capital Partners 2000 Offshore, L.P. ("GS Offshore") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
** This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Offshore. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon (i) the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company or (ii) the exercise of options granted by the Company which are currently exercisable or that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than GS Offshore. This percentage would equal 5.1% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0                                            Page 11 of 46

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GS Capital Partners 2000 GmbH & Co. Beteiligungs KG

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Germany

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 528,610

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   528,610

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             528,610*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.0%**

14     TYPE OF REPORTING PERSON

             PN

* This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by GS Capital Partners 2000 GmbH & Co. Beteiligungs KG ("GS Germany") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
** This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Germany. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon (i) the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company or (ii) the exercise of options granted by the Company which are currently exercisable or that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than GS Germany. This percentage would equal 0.6% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0                                            Page 12 of 46

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GS Capital Partners 2000 Employee Fund, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 4,018,274

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   4,018,274

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,018,274*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.5%**

14     TYPE OF REPORTING PERSON

             PN

* This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by GS Capital Partners 2000 Employee Fund, L.P. ("GS Employee") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
** This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Employee. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon (i) the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company or (ii) the exercise of options granted by the Company which are currently exercisable or that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than GS Employee. This percentage would equal 4.5% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0                                            Page 13 of 46

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Stone Street Fund 2000, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 416,949

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   416,949

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             416,949*

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.8%**

14     TYPE OF REPORTING PERSON

             PN

* This amount includes shares of common stock of Hexcel Corporation (the "Company") that may be deemed to be beneficially owned by Stone Street Fund 2000, L.P. ("Stone Street") which are issuable upon the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company at a conversion price of $3.00 per share.
** This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Stone Street. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon (i) the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company or (ii) the exercise of options granted by the Company which are currently exercisable or that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than Stone Street. This percentage would equal 0.5% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0                                            Page 14 of 46

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             LXH Holdings Corp.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 67,533.5

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   67,533.5

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             67,533.57

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.1%*

14     TYPE OF REPORTING PERSON

             CO


* This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than LXH Holdings Corp. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon (i) the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company or (ii) the exercise of options granted by the Company which are currently exercisable or that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than LXH Holdings Corp. This percentage would be less than 0.1% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0                                            Page 15 of 46

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             LXH Holdings, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 78,510.2

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   78,510.2

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             78,510.2

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.2%*

14     TYPE OF REPORTING PERSON

             PN


* This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than LXH Holdings, L.P. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon (i) the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company or (ii) the exercise of options granted by the Company which are currently exercisable or that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than LXH Holdings, L.P. This percentage would be less than 0.1% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0                                            Page 16 of 46

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             LXH, L.L.C.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF, WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 1,950,565

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   1,950,565

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,950,565

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             3.9%*

14     TYPE OF REPORTING PERSON

             OO


* This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than LXH, L.L.C. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon (i) the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company or (ii) the exercise of options granted by the Company which are currently exercisable or that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than LXH, L.L.C. This percentage would equal 2.2% if it were calculated by including such securities in such calculation.

                                 SCHEDULE 13D

CUSIP No. 428290 10 0                                            Page 17 of 46

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             LXH II, L.L.C.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                       (b) |_|

3      SEC USE ONLY


4      SOURCE OF FUNDS

             AF, WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES

  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 1,474,349

                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING

     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   1,474,349

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,474,349

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      |_|

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.9%*

14     TYPE OF REPORTING PERSON

             OO



* This percentage is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than LXH II, L.L.C. Accordingly, such calculation does not include any shares of common stock of the Company issuable upon (i) the conversion of shares of Series A Convertible Preferred Stock of the Company and Series B Convertible Preferred Stock of the Company or (ii) the exercise of options granted by the Company which are currently exercisable or that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than LXH II, L.L.C. This percentage would equal 1.6% if it were calculated by including such securities in such calculation.

          This Amendment No. 4, filed by The Goldman Sachs Group, Inc. ("GS Group"), Goldman, Sachs & Co. ("Goldman Sachs"), GS Advisors 2000, L.L.C. ("GS Advisors"), Goldman, Sachs & Co. oHG ("GS oHG"), Goldman, Sachs Management GP GmbH ("GS GmbH"), GS Employee Funds 2000 GP, L.L.C. ("GS Employee 2000"), Stone Street 2000, L.L.C. ("Stone 2000"), GS Capital Partners 2000, L.P. ("GS Capital"), GS Capital Partners 2000 Offshore, L.P. ("GS Offshore"), GS Capital Partners 2000 GmbH & Co. Beteiligungs KG ("GS Germany"), GS Capital Partners 2000 Employee Fund, L.P. ("GS Employee"), Stone Street Fund 2000, L.P. ("Stone Street" and, together with GS Capital, GS Offshore, GS Germany and GS Employee, the "Limited Partnerships"), LXH Holdings Corp. ("LXH Corp."), LXH Holdings, L.P. ("LXH L.P."), LXH, L.L.C. ("LXH"), and LXH II, L.L.C. ("LXH II" and, together with LXH, the "Original Purchasers") (GS Group, Goldman Sachs, GS Advisors, GS oHG, GS GmbH, GS Employee 2000, Stone 2000, the Limited Partnerships, LXH Corp., LXH L.P., and the Original Purchasers, collectively, the "Filing Persons"), amends and supplements the Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission (the "SEC") on December 28, 2000 (as amended by Amendment No. 1 filed on December 20, 2002, Amendment No. 2 filed on March 21, 2003 and Amendment No. 3 filed on November 30, 2004, the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of Hexcel Corporation, a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.(1)


-----------------
(1) Neither the present filing nor anything contained herein will be construed as an admission that any Filing Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934.


ITEM 4.   PURPOSE OF TRANSACTION.
          -----------------------

          Item 4 is hereby amended by adding the following immediately before the final three paragraphs thereof:

          Pursuant to an underwriting agreement, dated December 14, 2004 (the "Underwriting Agreement"), by and among the Company, the Original Purchasers, the Other Purchasers (collectively with the Original Purchasers, the "Selling Stockholders") and the representatives of the several underwriters listed in Schedule I thereto (collectively, the "Underwriters"), the Underwriters agreed to purchase from the Selling
Stockholders and the Selling Stockholders agreed to sell to the Underwriters an aggregate of 21,000,000 shares of Common Stock (the "December 2004 Sale"), which aggregate amount includes 11,100,086 shares held by the Original Purchasers. In addition, pursuant to the Underwriting Agreement, the Other Purchasers granted the Underwriters an option, exercisable within 30 days after the date of the Underwriting Agreement, to purchase an additional 3,149,998 shares of Common Stock from the Other Purchasers at the same purchase price per share for the purpose of covering over-allotments (the "Over-Allotment Option").

          Pursuant to the final prospectus (the "Offering Prospectus") filed by the Company on December 15, 2004 (the "Offering Prospectus Date") pursuant to Rule 424(b) of the Securities Act, the public offering price in the public offering of Common Stock by the Company was $14.00 per share and the underwriting discount was $0.665 per share. Pursuant to the Underwriting Agreement, the Underwriters agreed to purchase shares of Common Stock in the December 2004 Sale and upon exercise of the Over-Allotment Option at a price per share of $13.335 (which is net of underwriting discounts and commissions). Accordingly, the Original Purchasers sold an aggregate of 11,100,086 shares of Common Stock to the Underwriters at a price per share of $13.335 (which is net of underwriting discounts and commissions) for an aggregate amount of $148,019,646.80. The Underwriting Agreement contains standard terms and conditions for a public offering including customary representations and warranties and indemnity provisions. The foregoing description of the Underwriting Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Underwriting Agreement, the form of which is incorporated herein by reference to Exhibit 1.1 of Amendment No. 2, filed on December 10, 2004, to the Company's Registration Statement on Form S-3 (No. 333-120744).

          The December 2004 Sale was consummated on December 20, 2004.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          --------------------------------------

Item 5 is hereby amended and restated in its entirety as follows:

          (a)  As  of  December  20,  2004,  GS  Group  may  be  deemed  to beneficially own an aggregate of 22,244,844 shares of Common Stock, consisting of: (i) 3,424,914 shares of Common Stock that are beneficially owned by the Original Purchasers, as described below; (ii) (A) (I) 10,000 options granted to Mr. Mehra on December 19, 2000 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 10,000 shares of Common Stock, (II) 2,000 options granted to Mr. Mehra on May 10, 2001 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 2,000 shares of Common Stock, (III) 8,000 options granted to Mr. Mehra on July 31, 2001 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 8,000 shares of Common Stock, (IV) 2,000 options granted to Mr. Mehra on May 9, 2002 pursuant to the Hexcel
Incentive Stock Plan, of which all of such options are currently exercisable for 2,000 shares of Common Stock, (V) 2,000 options granted to Mr. Mehra on May 22, 2003 pursuant to the Hexcel Incentive Stock Plan, of which two-thirds of such options are currently exercisable for 1,334 shares of Common Stock and the remaining one-third of such options will vest and become exercisable on May 22, 2005, and (VI) 1,590 restricted stock units granted to Mr. Mehra on November 16, 2004 pursuant to the Hexcel Incentive Stock Plan, of which one-third of such restricted stock units vested on the date of grant, an additional one-third of such restricted stock units will vest on November 16, 2005, the remaining one-third of such restricted stock units will vest on November 16, 2006 and all of such restricted stock units will convert into an equal number of shares of Common Stock on November 16, 2006 (Sanjeev K. Mehra has an understanding with GS Group pursuant to which he holds the options and restricted stock units described above in (A)(I) through (A)(VI) for the benefit of GS Group), and (B) (I) 10,000 options granted to Mr. Sacerdote on December 19, 2000 pursuant to the Hexcel
Incentive Stock Plan, of which all of such options are currently exercisable for 10,000 shares of Common Stock, (II) 2,000 options granted to Mr. Sacerdote on May 10, 2001 pursuant to Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 2,000 shares of Common Stock, (III) 2,000 options granted to Mr. Sacerdote on May 9, 2002 pursuant to the Hexcel Incentive Stock Plan, of which all of such options are currently exercisable for 2,000 shares of Common Stock, (IV) 2,000 options granted to Mr. Sacerdote on May 22, 2003 pursuant to the Hexcel Incentive Stock Plan, of which two-thirds of such options are currently exercisable for 1,334 shares of Common Stock and the remaining one-third of such options will vest and become exercisable on May 22, 2005, and (V) 1,590 restricted stock units granted to Mr. Sacerdote on November 16, 2004 pursuant to the Hexcel Incentive Stock Plan, of which one-third of such restricted stock units vested on the date of grant, an additional one-third of such restricted stock units will vest on November 16, 2005, the remaining one-third of such restricted stock units will vest on November 16, 2006 and all of such restricted stock units will convert into an equal number of shares of Common Stock on November 16, 2006 (Peter M. Sacerdote has an understanding with GS Group pursuant to which he holds the options and restricted stock units described above in (B)(I) through (B)(V) for the benefit of GS Group); (iii) 47,125 shares of Series A Preferred Stock that are beneficially owned by the Limited Partnerships, as described below, and that are convertible into 15,708,332 shares of Common Stock; (iv) 47,125 shares of Series B Preferred Stock that are beneficially owned by the Limited Partnerships, as described below, and that are convertible into 3,072,830 shares of Common Stock; and (v) 100 shares of Common Stock acquired by Goldman Sachs in ordinary course trading activities. The shares of Common Stock that may be deemed to be beneficially owned by GS Group represent approximately 32.2% of the outstanding shares of Common Stock as of December 20, 2004, based on there being 50,280,994 shares of Common Stock outstanding as of such date as disclosed by the Company in the Offering Prospectus. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Group. Accordingly, such calculation does not include (i) the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock and (ii) the shares of Common Stock issuable upon exercise of currently exercisable options or options that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than GS Group. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of December 20, 2004, GS Group will have the power to vote shares representing approximately 24.6% of the total number of votes that may be cast on any such matter.

          As of December 20, 2004, Goldman Sachs may be deemed to beneficially own an aggregate of 22,206,176 shares of Common Stock, consisting of: (i) 3,424,914 shares of Common Stock that are beneficially owned by the Original Purchasers, as described below; (ii) 47,125 shares of Series A Preferred Stock that are beneficially owned by the Limited Partnerships, as described below, and that are convertible into 15,708,332 shares of Common Stock; (iii) 47,125 shares of Series B Preferred Stock that are beneficially owned by the Limited Partnerships, as described below, and that are convertible into 3,072,830 shares of Common Stock; and
(iv) 100 shares of Common Stock acquired by Goldman Sachs in ordinary course trading activities. The shares of Common Stock that may be deemed to be beneficially owned by Goldman Sachs represent approximately 32.2% of the outstanding shares of Common Stock as of December 20, 2004, based on there being 50,280,994 shares of Common Stock outstanding as of such date as disclosed by the Company in the Offering Prospectus. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Goldman Sachs. Accordingly, such calculation does not include
(i) the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock and (ii) the shares of Common Stock issuable upon exercise of currently exercisable options or options that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than Goldman Sachs. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of December 20, 2004, Goldman Sachs will have the power to vote shares representing approximately 24.6% of the total number of votes that may be cast on any such matter.

          GS Group and Goldman Sachs disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Original Purchasers and the Limited Partnerships to the extent that partnership or membership interests, as the case may be, in the Limited Partnerships are held by persons other than Goldman Sachs or its affiliates.

          In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division of GS Group and its subsidiaries and affiliates (the "Investment Banking Division"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of GS Group and its subsidiaries and affiliates. The Investment Banking Division disclaims beneficial ownership of securities, if any, beneficially owned by (i) any client accounts with respect to which the Investment Banking Division or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which the Investment Banking Division is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Investment Banking Division.

          As  of  December  20,   2004,   GS  Advisors  may  be  deemed  to
beneficially own an aggregate of 17,242,243 shares of Common Stock, consisting of: (i) 2,659,326 shares of Common Stock, of which 1,950,565 shares may be deemed to be beneficially owned by GS Capital and 708,761 shares may be deemed to be beneficially owned by GS Offshore, as described below; (ii) 36,590.916 shares of Series A Preferred Stock, of which 26,838.74 shares are beneficially owned by GS Capital and 9,752.176 shares are beneficially owned by GS Offshore, as described below, and that are convertible into 12,196,971 shares of Common Stock; and (iii) 36,590.916 shares of Series B Preferred Stock, of which 26,838.74 shares are beneficially owned by GS Capital and 9,752.176 shares are beneficially owned by GS Offshore, as described below, and that are convertible into 2,385,946 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by GS Advisors represent approximately 26.6% of the outstanding shares of Common Stock as of December 20, 2004, based on there being 50,280,994 shares of Common Stock outstanding as of such date as disclosed by the Company in the Offering Prospectus. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Advisors. Accordingly, such calculation does not include (i) the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock and (ii) the shares of Common Stock issuable upon exercise of currently exercisable options or options that become exercisable within 60 days, in the case of each of (i) and
(ii), which are beneficially owned by any person other than GS Advisors. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of December 20, 2004, GS Advisors will have the power to vote shares representing approximately 19.1% of the total number of votes that may be cast on any such matter.

          As of December 20, 2004, GS oHG may be deemed to beneficially own an aggregate of 528,610 shares of Common Stock, consisting of: (i) 81,529 shares of Common Stock that may be deemed to be beneficially owned by GS Germany; (ii) 1,121.799 shares of Series A Preferred Stock that are beneficially owned by GS Germany and that are convertible into 373,933 shares of Common Stock; and (iii) 1,121.799 shares of Series B Preferred Stock that are beneficially owned by GS Germany and that are convertible into 73,148 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by GS oHG represent approximately 1.0% of the outstanding shares of Common Stock as of December 20, 2004, based on there being 50,280,994 shares of Common Stock outstanding as of such date as disclosed by the Company in the Offering Prospectus. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS oHG. Accordingly, such calculation does not include (i) the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock and (ii) the shares of Common Stock issuable upon exercise of currently exercisable options or options that become exercisable within 60 days, in the case of each of (i) and
(ii), which are beneficially owned by any person other than GS oHG. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of December 20, 2004, GS oHG will have the power to vote shares representing approximately 0.6% of the total number of votes that may be cast on any such matter.

          As of December 20, 2004, GS GmbH may be deemed to beneficially own an aggregate of 528,610 shares of Common Stock, consisting of: (i) 81,529 shares of Common Stock that may be deemed to be beneficially owned by GS Germany; (ii) 1,121.799 shares of Series A Preferred Stock that are beneficially owned by GS Germany and that are convertible into 373,933 shares of Common Stock; and (iii) 1,121.799 shares of Series B Preferred Stock that are beneficially owned by GS Germany and that are convertible into 73,148 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by GS GmbH represent approximately 1.0% of the outstanding shares of Common Stock as of December 20, 2004, based on there being 50,280,994 shares of Common Stock outstanding as of such date as disclosed by the Company in the Offering Prospectus. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS GmbH. Accordingly, such calculation does not include (i) the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock and (ii) the shares of Common Stock issuable upon exercise of currently exercisable options or options that become exercisable within 60 days, in the case of each of (i) and
(ii), which are beneficially owned by any person other than GS GmbH. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of December 20, 2004, GS GmbH will have the power to vote shares representing approximately 0.6% of the total number of votes that may be cast on any such matter.

          As of December 20, 2004, GS Employee 2000 may be deemed to beneficially own an aggregate of 4,018,274 shares of Common Stock, consisting of: (i) 619,751 shares of Common Stock that may be deemed to be beneficially owned by GS Employee; (ii) 8,527.45 shares of Series A Preferred Stock that are beneficially owned by GS Employee and that are convertible into 2,842,483 shares of Common Stock; and (iii) 8,527.45 shares of Series B Preferred Stock that are beneficially owned by GS Employee and that are convertible into 556,040 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by GS Employee 2000 represent approximately 7.5% of the outstanding shares of Common Stock as of December 20, 2004, based on there being 50,280,994 shares of Common Stock outstanding as of such date as disclosed by the Company in the Offering Prospectus. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Employee 2000. Accordingly, such calculation does not include (i) the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock and (ii) the shares of Common Stock issuable upon exercise of currently exercisable options or options that become exercisable within 60 days, in the case of each of (i) and (ii), which are beneficially owned by any person other than GS Employee 2000. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of December 20, 2004, GS Employee 2000 will have the power to vote shares representing approximately 4.5% of the total number of votes that may be cast on any such matter.

          As of December 20, 2004, Stone 2000 may be deemed to beneficially own an aggregate of 416,949 shares of Common Stock, consisting of: (i) 64,308 shares of Common Stock that may be deemed to be beneficially owned by Stone Street; (ii) 884.835 shares of Series A Preferred Stock that are beneficially owned by Stone Street and that are convertible into 294,945 shares of Common Stock; and (iii) 884.835 shares of Series B Preferred Stock that are beneficially owned by Stone Street and that are convertible into 57,696 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by Stone 2000 represent approximately 0.8% of the outstanding shares of Common Stock as of December 20, 2004, based on there being 50,280,994 shares of Common Stock outstanding as of such date as disclosed by the Company in the Offering Prospectus. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Stone 2000. Accordingly, such calculation does not include (i) the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock and (ii) the shares of Common Stock issuable upon exercise of currently exercisable options or options that become exercisable within 60 days, in the case of each of (i) and
(ii), which are beneficially owned by any person other than Stone 2000. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of December 20, 2004, GS Stone 2000 will have the power to vote shares representing approximately 0.5% of the total number of votes that may be cast on any such matter.

          As of December 20, 2004, GS Capital may be deemed to beneficially own an aggregate of 12,646,857 shares of Common Stock, consisting of: (i) 1,950,565 shares of Common Stock that are beneficially owned by LXH; (ii) 26,838.74 shares of Series A Preferred Stock that are beneficially owned by GS Capital and that are convertible into 8,946,246 shares of Common Stock; and (iii) 26,838.74 shares of Series B Preferred Stock that are beneficially owned by GS Capital and that are convertible into 1,750,046 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by GS Capital represent approximately 20.7% of the outstanding shares of Common Stock as of December 20, 2004, based on there being 50,280,994 shares of Common Stock outstanding as of such date as disclosed by the Company in the Offering Prospectus. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Capital. Accordingly, such calculation does not include (i) the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock and (ii) the shares of Common Stock issuable upon exercise of currently exercisable options or options that become exercisable within 60 days, in the case of each of (i) and
(ii), which are beneficially owned by any person other than GS Capital. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of December 20, 2004, GS Capital will have the power to vote shares representing approximately 14.0% of the total number of votes that may be cast on any such matter.

          As  of  December  20,   2004,   GS  Offshore  may  be  deemed  to
beneficially own an aggregate of 4,595,386 shares of Common Stock, consisting of: (i) 708,761 shares of Common Stock that are beneficially owned by LXH II; (ii) 9,752.176 shares of Series A Preferred Stock that are beneficially owned by GS Offshore and that are convertible into 3,250,725 shares of Common Stock; and (iii) 9,752.176 shares of Series B Preferred Stock that are beneficially owned by GS Offshore and that are convertible into 635,900 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by GS Offshore represent approximately 8.5% of the outstanding shares of Common Stock as of December 20, 2004, based on there being 50,280,994 shares of Common Stock outstanding as of such date as disclosed by the Company in the Offering Prospectus. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Offshore. Accordingly, such calculation does not include (i) the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock and (ii) the shares of Common Stock issuable upon exercise of currently exercisable options or options that become exercisable within 60 days, in the case of each of (i) and
(ii), which are beneficially owned by any person other than GS Offshore. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of December 20, 2004, GS Offshore will have the power to vote shares representing approximately 5.1% of the total number of votes that may be cast on any such matter.

          As of December 20, 2004, GS Germany may be deemed to beneficially own an aggregate of 528,610 shares of Common Stock, consisting of: (i) 81,529 shares of Common Stock that are beneficially owned by LXH II; (ii) 1,121.799 shares of Series A Preferred Stock that are beneficially owned by GS Germany and that are convertible into 373,933 shares of Common Stock; and (iii) 1,121.799 shares of Series B Preferred Stock that are beneficially owned by GS Germany and that are convertible into 73,148 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by GS Germany represent approximately 1.0% of the outstanding shares of Common Stock as of December 20, 2004, based on there being 50,280,994 shares of Common Stock outstanding as of such date as disclosed by the Company in the Offering Prospectus. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Germany. Accordingly, such calculation does not include (i) the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock and (ii) the shares of Common Stock issuable upon exercise of currently exercisable options or options that become exercisable within 60 days, in the case of each of (i) and
(ii), which are beneficially owned by any person other than GS Germany. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of December 20, 2004, GS Germany will have the power to vote shares representing approximately 0.6% of the total number of votes that may be cast on any such matter.

          As  of  December  20,   2004,   GS  Employee  may  be  deemed  to
beneficially own an aggregate of 4,018,274 shares of Common Stock, consisting of: (i) 619,751 shares of Common Stock that are beneficially owned by LXH II; (ii) 8,527.45 shares of Series A Preferred Stock that are beneficially owned by GS Employee and that are convertible into 2,842,483 shares of Common Stock; and (iii) 8,527.45 shares of Series B Preferred Stock that are beneficially owned by GS Employee and that are convertible into 556,040 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by GS Employee represent approximately 7.5% of the outstanding shares of Common Stock as of December 20, 2004, based on there being 50,280,994 shares of Common Stock outstanding as of such date as disclosed by the Company in the Offering Prospectus. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than GS Employee. Accordingly, such calculation does not include (i) the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock and (ii) the shares of Common Stock issuable upon exercise of currently exercisable options or options that become exercisable within 60 days, in the case of each of (i) and
(ii), which are beneficially owned by any person other than GS Employee. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of December 20, 2004, GS Employee will have the power to vote shares representing approximately 4.5% of the total number of votes that may be cast on any such matter.

          As of December 20, 2004, Stone Street may be deemed to beneficially own an aggregate of 416,949 shares of Common Stock, consisting of: (i) 64,308 shares of Common Stock that are beneficially owned by LXH II; (ii) 884.835 shares of Series A Preferred Stock that are beneficially owned by Stone Street and that are convertible into 294,945 shares of Common Stock; and (iii) 884.835 shares of Series B Preferred Stock that are beneficially owned by Stone Street and that are convertible into 57,696 shares of Common Stock. The shares of Common Stock that may be deemed to be beneficially owned by Stone Street represent approximately 0.8% of the outstanding shares of Common Stock as of December 20, 2004, based on there being 50,280,994 shares of Common Stock outstanding as of such date as disclosed by the Company in the Offering Prospectus. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Stone Street. Accordingly, such calculation does not include (i) the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock and Series B Preferred Stock and (ii) the shares of Common Stock issuable upon exercise of currently exercisable options or options that become exercisable within 60 days, in the case of each of (i) and
(ii), which are beneficially owned by any person other than Stone Street. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of December 20, 2004, Stone Street will have the power to vote shares representing approximately 0.5% of the total number of votes that may be cast on any such matter.

          As of December 20, 2004, LXH Corp. may be deemed to beneficially own 67,533.5 shares of Common Stock, that also may be deemed to be beneficially owned by LXH, LXH L.P. and GS Capital. The shares of Common Stock that may be deemed to be beneficially owned by LXH Corp. represent approximately 0.1% of the outstanding shares of Common Stock as of December 20, 2004, based on there being 50,280,994 shares of Common Stock outstanding as of such date as disclosed by the Company in the Offering Prospectus. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of December 20, 2004, LXH Corp. will have the power to vote shares representing less than 0.1% of the total number of votes that may be cast on any such matter.

          As of December 20, 2004, LXH L.P. may be deemed to beneficially own 78,510.2 shares of Common Stock, that also may be deemed to be beneficially owned by LXH and GS Capital. The shares of Common Stock that may be deemed to be beneficially owned by LXH L.P. represent approximately 0.2% of the outstanding shares of Common Stock as of December 20, 2004, based on there being 50,280,994 shares of Common Stock outstanding as of such date as disclosed by the Company in the Offering Prospectus. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of December 20, 2004, LXH L.P. will have the power to vote shares representing less than 0.1% of the total number of votes that may be cast on any such matter.

          As of December 20, 2004, LXH beneficially owns 1,950,565 shares of Common Stock. The shares of Common Stock beneficially owned by LXH represent approximately 3.9% of the outstanding shares of Common Stock as of December 20, 2004, based on there being 50,280,994 shares of Common Stock outstanding as of such date as disclosed by the Company in the Offering Prospectus. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of December 20, 2004, LXH will have the power to vote shares representing approximately 2.2% of the total number of votes that may be cast on any such matter.

          As of December 20, 2004, LXH II beneficially owns 1,474,349 shares of Common Stock. The shares of Common Stock beneficially owned by LXH II represent approximately 2.9% of the outstanding shares of Common Stock as of December 20, 2004, based on there being 50,280,994 shares of Common Stock outstanding as of such date as disclosed by the Company in the Offering Prospectus. All outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of December 20, 2004, LXH II will have the power to vote shares representing approximately 1.6% of the total number of votes that may be cast on any such matter.

          None of the Filing Persons or, to their knowledge, the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i or II-D-i hereto, beneficially owns any shares of Common Stock other than as set forth herein.

          (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated above.

          (c) Except as described above, no transactions in the shares of Common Stock were effected by the Filing Persons, or, to their knowledge, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i or II-D-i hereto, since the most recent filng on Schedule 13D by the Filing Persons relating to the Common Stock.

          (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in managed accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          ---------------------------------------------------------

Item 6 is hereby amended by adding the following immediately before the ultimate paragraph thereof:

          Lock-Up Agreement. In connection with the December 2004 Sale, on December 3, 2004, the Original Purchasers and the Limited Partnerships agreed not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, whether owned at the time of such agreement or acquired thereafter, owned directly by such person (including holding as a custodian) or with respect to which such person has beneficial ownership within the rules and regulations of the SEC during the period beginning from December 3, 2004 and continuing to and including the date that is 90 days after the Offering Prospectus Date, without the prior written consent of the representatives of the Underwriters (the "Lock-Up Agreement"). The foregoing description of the Lock-Up Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Lock-Up Agreement, a copy of which is filed as Exhibit 47 hereto.

          On December 8, 2004, the Original Purchasers repaid the Notes in full and, in connection therewith, the security interest granted by each of the Original Purchasers to Ciba SCC pursuant to the Pledge Agreements automatically terminated and Ciba SCC returned the Collateral to the Original Purchasers.

          The responses set forth in Item 4 of this  Amendment No. 4 to the
Schedule 13D are incorporated herein by reference in their entirety.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 1   Joint Filing Agreement, dated as of December 28, 2000.*

Exhibit 2 Stock Purchase Agreement, dated as of October 11, 2000, by and among the Purchasers, Ciba and the Sellers.*

Exhibit 3 $20,680,780 7.5% Recourse Secured Pay-In-Kind Promissory Note, due December 31, 2004, issued by LXH to Ciba SCC.*

Exhibit 4 $15,631,720 7.5% Recourse Secured Pay-In-Kind Promissory Note, due December 31, 2004, issued by LXH II to Ciba SCC.*

Exhibit 5 Hexcel Agreement, dated as of October 11, 2000, by and between the Purchasers and the Company.*

Exhibit 6 Governance Agreement, dated as of December 19, 2000, by and among the Purchasers, the Company and the other parties listed on the signature pages thereto.*

Exhibit 7 Registration Rights Agreement, dated as of December 19, 2000, by and between the Company and the Purchasers.*

Exhibit 8 Pledge Agreement, dated as of December 19, 2000, by LXH in favor of Ciba SCC.*

Exhibit 9 Pledge Agreement, dated as of December 19, 2000, by LXH II in favor of Ciba SCC.*

Exhibit 10 Power of Attorney, dated as of January 6, 2003, relating to The Goldman Sachs Group, Inc.*

Exhibit 11 Power of Attorney, dated as of January 6, 2003, relating to Goldman, Sachs & Co.*

Exhibit 12 Power of Attorney, dated as of March 19, 2003, relating to GS Advisors 2000, L.L.C.*

Exhibit 13 Power of Attorney, dated as of March 28, 2000, relating to Goldman, Sachs & Co. oHG.*

Exhibit 14 Power of Attorney, dated as of March 19, 2003, relating to Goldman, Sachs Management GP GmbH.*

Exhibit 15 Power of Attorney, dated as of February 24, 2003, relating to GS Employee Funds 2000 GP, L.L.C.*

Exhibit 16 Power of Attorney, dated as of March 19, 2003, relating to Stone Street 2000, L.L.C.*

Exhibit 17 Power of Attorney, dated as of March 19, 2003, relating to GS Capital Partners 2000, L.P.*

Exhibit 18 Power of Attorney, dated as of March 19, 2003, relating to GS Capital Partners 2000 Offshore, L.P.*

Exhibit 19 Power of Attorney, dated as of March 19, 2003, relating to GS Capital Partners 2000 GmbH & Co. Beteiligungs KG.*

Exhibit 20 Power of Attorney, dated as of March 19, 2003, relating to GS Capital Partners 2000 Employee Fund, L.P.*

Exhibit 21 Power of Attorney, dated as of March 19, 2003, relating to Stone Street Fund 2000, L.P.*

Exhibit 22 Power of Attorney, dated as of March 19, 2003, relating to LXH Holdings Corp.*

Exhibit 23 Power of Attorney, dated as of March 19, 2003, relating to LXH Holdings, L.P.*

Exhibit 24  Power of Attorney, dated as of March 19, 2003, relating to LXH,
            L.L.C.*

Exhibit 25 Power of Attorney, dated as of March 19, 2003, relating to LXH II, L.L.C.*

Exhibit 26 Stock Purchase Agreement, dated as of December 18, 2002, by and among the Company and the Limited Partnerships.*

Exhibit 27 Form of Amended and Restated Governance Agreement, among the Original Purchasers, the Limited Partnerships and the Company.*

Exhibit 28 Form of Amended and Restated Registration Rights Agreement, among the Company, the Original Purchasers and the Limited Partnerships.*

Exhibit 29  Form of  Certificate  of  Designations  of  Series A  Preferred
            Stock.*

Exhibit 30  Form of  Certificate  of  Designations  of  Series B  Preferred
            Stock.*

Exhibit 31 Power of Attorney, dated as of December 12, 2003, relating to The Goldman Sachs Group, Inc.*

Exhibit 32 Power of Attorney, dated as of November 19, 2003, relating to Goldman, Sachs & Co.*

Exhibit 33 Power of Attorney, dated as of August 19, 2004, relating to GS Advisors 2000, L.L.C.*

Exhibit 34 Power of Attorney, dated as of August 5, 2004, relating to Goldman, Sachs & Co. oHG.*

Exhibit 35 Power of Attorney, dated as of August 19, 2004, relating to Goldman, Sachs Management GP GmbH.*

Exhibit 36 Power of Attorney, dated as of August 19, 2004, relating to GS Employee Funds 2000 GP, L.L.C.*

Exhibit 37 Power of Attorney, dated as of August 23, 2004, relating to Stone Street 2000, L.L.C.*

Exhibit 38 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000, L.P.*

Exhibit 39 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000 Offshore, L.P.*

Exhibit 40 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000 GmbH & Co. Beteiligungs KG.*

Exhibit 41 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000 Employee Fund, L.P.*

Exhibit 42 Power of Attorney, dated as of August 23, 2004, relating to Stone Street Fund 2000, L.P.*

Exhibit 43 Power of Attorney, dated as of August 19, 2004, relating to LXH Holdings Corp.*

Exhibit 44 Power of Attorney, dated as of August 19, 2004, relating to LXH Holdings, L.P.*

Exhibit 45 Power of Attorney, dated as of August 19, 2004, relating to LXH, L.L.C.*

Exhibit 46 Power of Attorney, dated as of August 19, 2004, relating to LXH II, L.L.C.*

Exhibit 47 Lock-Up Agreement, dated December 3, 2004, by LXH, L.L.C., LXH II, L.L.C., GS Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, GS Capital Partners 2000 Employee Fund, L.P. and Stone Street Fund 2000, L.P.

________

* Previously filed.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2004

                                    THE GOLDMAN SACHS GROUP, INC.


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    GOLDMAN, SACHS & CO.


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    GS ADVISORS 2000, L.L.C.


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    GOLDMAN, SACHS & CO. OHG


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    GOLDMAN, SACHS Management GP GMBH


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    GS EMPLOYEE FUNDS 2000 GP, L.L.C.

                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    STONE STREET 2000, L.L.C.


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    GS CAPITAL PARTNERS 2000, L.P.


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    GS CAPITAL PARTNERS 2000 OFFSHORE, L.P.


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    GS CAPITAL PARTNERS 2000 GMBH & CO.
                                    BETEILIGUNGS KG


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    GS CAPITAL PARTNERS 2000 EMPLOYEE FUND,
                                    L.P.

                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    STONE STREET FUND 2000, L.P.


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    LXH HOLDINGS CORP.


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    LXH HOLDINGS, L.P.


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    LXH, L.L.C.

                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact


                                    LXH II, L.L.C.


                                    By: /s/ Ted Chang
                                       ----------------------------------
                                         Name:  Ted Chang
                                         Title: Attorney-in-fact

                              SCHEDULE II-A-i

Schedule II-A-i is hereby amended and restated in its entirety as follows:

     The name, position and present principal occupation of each executive officer of GS Advisors 2000, L.L.C., the sole general partner of GS Capital Partners 2000, L.P. and GS Capital Partners 2000 Offshore, L.P., are set forth below.

     The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Bjorn P. Killmer, Benoit Valentin and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

     All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Hughes B. Lepic and Benoit Valentin are citizens of France. Bjorn P. Killmer is a citizen of Germany. Ulrika Werdelin is a citizen of Sweden.

        Name               Position           Present Principal Occupation
-------------------------------------------------------------------------------
Richard A. Friedman   President          Managing Director of Goldman, Sachs &
                                         Co.


Joseph H. Gleberman   Vice President     Managing Director of Goldman, Sachs &
                                         Co


Terence M. O'Toole    Vice President     Managing Director of Goldman, Sachs &
                                         Co.


Henry Cornell         Vice President     Managing Director of Goldman, Sachs &
                                         Co.


Richard S. Sharp      Vice President     Managing Director of Goldman Sachs
                                         International


Esta E. Stecher       Assistant          Managing Director of Goldman, Sachs &
                      Secretary          Co.


Sanjeev K. Mehra      Vice President     Managing Director of Goldman, Sachs &
                                         Co.


Muneer A. Satter      Vice President     Managing Director of Goldman, Sachs &
                                         Co.


Steven M. Bunson      Assistant          Managing Director of Goldman, Sachs &
                      Secretary          Co.


Elizabeth C.          Treasurer          Managing Director of Goldman, Sachs &
Fascitelli                               Co.


David J. Greenwald    Assistant          Managing Director of Goldman, Sachs &
                      Secretary          Co.


David M. Weil         Assistant          Managing Director of Goldman, Sachs &
                      Treasurer          Co.


Hughes B. Lepic       Vice President     Managing Director of Goldman Sachs
                                         International


Russell E. Makowsky   Assistant          Managing Director of Goldman, Sachs &
                      Secretary          Co.


Sarah G. Smith        Assistant          Managing Director of Goldman, Sachs &
                      Treasurer          Co.


Gerald J. Cardinale   Vice President     Managing Director of Goldman, Sachs &
                                         Co.


Stephen S. Trevor     Vice President     Managing Director of Goldman Sachs
                                         International


Joseph P. DiSabato    Vice President     Managing Director of Goldman, Sachs &
                                         Co.


Robert R. Gheewalla   Vice President     Managing Director of Goldman, Sachs &
                                         Co.


Ben I. Adler          Vice President     Managing Director of Goldman, Sachs &
                                         Co.


Melina E. Higgins     Vice President     Managing Director of Goldman, Sachs &
                                         Co.


Adrian M. Jones       Vice President     Managing Director of Goldman, Sachs &
                                         Co.


John E. Bowman        Vice President     Vice President of Goldman, Sachs & Co.


Katherine B. Enquist  Vice President/    Managing Director of Goldman, Sachs &
                      Secretary          Co.


Beverly L. O'Toole    Assistant          Vice President of Goldman, Sachs & Co.
                      Secretary


Matthew E. Tropp      Assistant          Associate General Counsel of Goldman,
                      Secretary          Sachs & Co.


Mitchell S. Weiss     Vice President     Vice President of Goldman, Sachs & Co.


Mary Nee              Vice President     Executive Director of Goldman Sachs
                                         (Asia) L.L.C.


Ulrika Werdelin       Vice President     Executive Director of Goldman Sachs
                                         International


Kenneth A. Pontarelli Vice President     Managing Director of Goldman, Sachs &
                                         Co.


Stuart A. Katz        Vice President     Managing Director of Goldman Sachs
                                         & Co.


Bjorn P. Killmer      Vice President     Managing Director of Goldman Sachs
                                         International

Benoit Valentin       Vice President     Managing Director of Goldman Sachs
                                         International

-------------------------------------------------------------------------------

                               SCHEDULE II-C-i

Schedule II-C-i is hereby amended and restated in its entirety as follows:

     The name, position and present principal occupation of each executive officer of Stone Street 2000, L.L.C., the sole general partner of Stone Street Fund 2000, L.P., are set forth below.

     The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Bjorn P. Killmer, Benoit Valentin and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

      All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Hughes B. Lepic and Benoit Valentin are citizens of France. Bjorn P. Killmer is a citizen of Germany. Ulrika Werdelin is a citizen of Sweden.

         Name                Position            Present Principal Occupation
-------------------------------------------------------------------------------

Peter M. Sacerdote     Chairman/President    Advisory Director of Goldman, Sachs
                                             & Co.


Peter G. Sachs         Vice President        Senior Director of The Goldman
                                             Sachs Group, Inc.


Richard A. Friedman    Vice President        Managing Director of Goldman, Sachs
                                             & Co.


Joseph H. Gleberman    Vice President        Managing Director of Goldman, Sachs
                                             & Co.


Terence M. O'Toole     Vice President        Managing Director of Goldman, Sachs
                                             & Co.


Henry Cornell          Vice President        Managing Director of Goldman, Sachs
                                             & Co.


Richard S. Sharp       Vice President        Managing Director of Goldman Sachs
                                             International


Esta E. Stecher        Vice                  Managing Director of Goldman, Sachs
                       President/Assistant   & Co.
                       Secretary


Sanjeev K. Mehra       Vice                  Managing Director of Goldman, Sachs
                       President/Treasurer   & Co.


Muneer A. Satter       Vice President        Managing Director of Goldman, Sachs
                                             & Co.


Steven M. Bunson       Assistant Secretary   Managing Director of Goldman, Sachs
                                             & Co.


Elizabeth C.           Vice President        Managing Director of Goldman, Sachs
Fascitelli                                   & Co.


David M. Weil          Assistant Treasurer   Managing Director of Goldman, Sachs
                                             & Co.


David J. Greenwald     Vice                  Managing Director of Goldman, Sachs
                       President/Assistant   & Co.
                       Secretary


Hughes B. Lepic        Vice President        Managing Director of Goldman Sachs
                                             International


Russell E. Makowsky    Assistant Secretary   Managing Director of Goldman, Sachs
                                             & Co.


Sarah G. Smith         Assistant Treasurer   Managing Director of Goldman, Sachs
                                             & Co.


Stephen S. Trevor      Vice President        Managing Director of Goldman Sachs
                                             International


Joseph P. DiSabato     Vice President        Managing Director of Goldman, Sachs
                                             & Co.


Robert R. Gheewalla    Vice President        Managing Director of Goldman, Sachs
                                             & Co.


Ben I. Adler           Vice President        Managing Director of Goldman, Sachs
                                             & Co.


Melina E. Higgins      Vice President        Managing Director of Goldman, Sachs
                                             & Co.


John E. Bowman         Vice President        Vice President of Goldman, Sachs &
                                             Co.


Raymond G. Matera      Vice President        Vice President of Goldman, Sachs &
                                             Co.


Katherine B. Enquist   Vice                  Managing Director of Goldman, Sachs
                       President/Secretary   & Co.



Beverly L. O'Toole     Assistant Secretary   Vice President of Goldman, Sachs &
                                             Co.


Mitchell S. Weiss      Vice President        Vice President of Goldman, Sachs &
                                             Co.


Matthew E. Tropp       Assistant Secretary   Associate General Counsel of
                                             Goldman, Sachs & Co.


Mary Nee               Vice President        Executive Director of Goldman Sachs
                                             (Asia) L.L.C.


Richard J. Stingi      Vice President        Vice President of Goldman, Sachs &
                                             Co.


Ulrika Werdelin        Vice President        Executive Director of Goldman Sachs
                                             International


Gerald J. Cardinale    Vice President        Managing Director of Goldman, Sachs
                                             & Co.


Adrian M. Jones        Vice President        Managing Director of Goldman, Sachs
                                             & Co.

Kenneth A. Pontarelli  Vice President        Managing Director of Goldman, Sachs
                                             & Co.


Stuart A. Katz         Vice President        Managing Director of Goldman Sachs
                                             & Co.


Bjorn P. Killmer       Vice President        Managing Director of Goldman Sachs
                                             International

Benoit Valentin        Vice President        Managing Director of Goldman Sachs
                                             International

                              SCHEDULE II-D-i

Schedule II-D-i is hereby amended and restated in its entirety as follows:

      The name, position and present principal occupation of each executive officer of GS Employee Funds 2000 GP, L.L.C., the sole general partner of GS Capital Partners 2000 Employee Fund, L.P., are set forth below.

     The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Bjorn P. Killmer, Benoit Valentin and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

     All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Hughes B. Lepic and Benoit Valentin are citizens of France. Bjorn P. Killmer is a citizen of Germany. Ulrika Werdelin is a citizen of Sweden.

         Name               Position           Present Principal Occupation
-------------------------------------------------------------------------------

Richard A. Friedman    President           Managing Director of Goldman, Sachs
                                           & Co.


Joseph H. Gleberman    Vice President      Managing Director of Goldman, Sachs
                                           & Co.


Terence M. O'Toole     Vice President      Managing Director of Goldman, Sachs
                                           & Co.


Henry Cornell          Vice President      Managing Director of Goldman, Sachs
                                           & Co.


Richard S. Sharp       Vice President      Managing Director of Goldman Sachs
                                           International


Esta E. Stecher        Vice President/     Managing Director of Goldman, Sachs
                       Assistant Secretary & Co.


Sanjeev K. Mehra       Vice President/     Managing Director of Goldman, Sachs
                       Treasurer           & Co.


Muneer A. Satter       Vice President      Managing Director of Goldman, Sachs
                                           & Co.


Steven M. Bunson       Assistant Secretary Managing Director of Goldman, Sachs
                                           & Co.


Elizabeth C.           Vice President      Managing Director of Goldman, Sachs
Fascitelli                                 & Co.


David J. Greenwald     Vice President/     Managing Director of Goldman, Sachs
                       Assistant Secretary & Co.


David M. Weil          Assistant Treasurer Managing Director of Goldman, Sachs
                                           & Co.


Hughes B. Lepic        Vice President      Managing Director of Goldman Sachs
                                           International


Russell E. Makowsky    Assistant Secretary Managing Director of Goldman, Sachs
                                           & Co.


Sarah G. Smith         Assistant Treasurer Managing Director of Goldman, Sachs
                                           & Co.


Gerald J. Cardinale    Vice President      Managing Director of Goldman, Sachs
                                           & Co.


Stephen S. Trevor      Vice President      Managing Director of Goldman Sachs
                                           International


Joseph P. DiSabato     Vice President      Managing Director of Goldman, Sachs
                                           & Co.


Robert R. Gheewalla    Vice President      Managing Director of Goldman, Sachs
                                           & Co.


Ben I. Adler           Vice President      Managing Director of Goldman, Sachs
                                           & Co.


Melina E. Higgins      Vice President      Managing Director of Goldman, Sachs
                                           & Co.


Adrian M. Jones        Vice President      Managing Director of Goldman, Sachs
                                           & Co.


John E. Bowman         Vice President      Vice President of Goldman, Sachs &
                                           Co.


Katherine B. Enquist   Vice President/     Managing Director of Goldman, Sachs
                       Secretary           & Co.


Beverly L. O'Toole     Assistant Secretary Vice President of Goldman, Sachs &
                                           Co.


Raymond G. Matera      Vice President      Vice President of Goldman, Sachs &
                                           Co.


Mitchell S. Weiss      Vice President      Vice President of Goldman, Sachs &
                                           Co.


Mary Nee               Vice President      Executive Director of Goldman Sachs
                                           (Asia) L.L.C.


Matthew E. Tropp       Assistant Secretary Associate General Counsel of
                                           Goldman, Sachs & Co.


Richard J. Stingi      Vice President      Vice President of Goldman, Sachs &
                                           Co.


Ulrika Werdelin        Vice President      Executive Director of Goldman Sachs
                                           International

Kenneth A. Pontarelli  Vice President      Managing Director of Goldman, Sachs
                                           & Co.


Stuart A. Katz         Vice President      Managing Director of Goldman Sachs
                                           & Co.


Bjorn P. Killmer       Vice President      Managing Director of Goldman Sachs
                                           International

Benoit Valentin        Vice President      Managing Director of Goldman Sachs
                                           International